Term Sheet
To underlying supplement No. 1 dated September 29, 2009,
product supplement AE dated September 29, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Term Sheet No. 1131AE Registration Statement No. 333-162195 Dated March 7, 2011; Rule 433
Deutsche Bank AG
Structured Investments	Deutsche Bank $ Semi-Annual Review Notes Linked to the S&P 500® Index due March 13, 2013
General
•
The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, investors are protected against a decline of up to 10.00% in the Index as of the final Review Date but will lose some or all of their investment if the Index has declined by more than 10.00% from the Initial Index Level. Investors will not receive any coupon or dividend payments and should be willing to accept this risk of loss of investment, in exchange for the opportunity to receive a premium payment if the notes are called.  Any payment at maturity or upon an Automatic Call is subject to the credit of the Issuer.

•	The first Review Date, and therefore the earliest date on which an Automatic Call may be initiated, is March 15, 2012†.
•	Senior unsecured obligations of Deutsche Bank AG, London Branch due March 13, 2013†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about March 8, 2011 (the “Trade Date”) and are expected to settle on or about March 11, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100.00% of the Face Amount
Index:	The S&P 500® Index (the “Index”).
Automatic Call:
If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium as set forth below under “Payment if called,” and that will be payable on the applicable Call Settlement Date

Call Level:	Initial Index Level
Payment if called:
For every $1,000 Face Amount of notes, you will be entitled to receive one payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:

$1,000 + ($1,000 x 9.00%*) if called on the first Review Date
$1,000 + ($1,000 x 13.50%*) if called on the second Review Date
$1,000 + ($1,000 x 18.00%*) if called on the final Review Date

*The actual call premiums applicable to the first, second and final Review Dates will be determined on the pricing date but will not be less than 9.00%, 13.50% and 18.00%, respectively.

Payment at Maturity:
If the notes are not called, you will be entitled to receive $1,000 per $1,000 Face Amount of notes that you hold at maturity if the Ending Index Level has declined by 10.00% or less from the Initial Index Level. If the Ending Index Level has declined by more than 10.00% from the Initial Index Level, you will lose 1.1111% of the Face Amount of your notes for every 1.00% that the Ending Index Level has declined from the Initial Index Level in excess of 10.00%, and your payment per $1,000 Face Amount of notes will be calculated as follows:
$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]
If the notes are not called and the Index Return is less than -10.00%, you will lose some or all of your investment at maturity.

Buffer:	10.00%
(Key Terms continued on next page)
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$15.00	$985.00
Total	$	$	$
(1) Certain fiduciary accounts will pay a purchase price of $985.00 per note, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2) Please see “Supplemental Plan of Distribution” in this term sheet for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
JPMorgan
Placement Agent
March 7, 2011

(Key Terms continued from previous page)
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level
Initial Index Level
If the notes have not been called, the Index Return will be negative.
Initial Index Level:	The Index closing level on the Trade Date.
Ending Index Level:	The Index closing level on the final Review Date.
Review Dates†:	March 15, 2012 (first Review Date), September 10, 2012 (second Review Date) and March 8, 2013 (final Review Date)
Call Settlement Dates†:	The third business day after the applicable Review Date.
Maturity Date†:	March 13, 2013
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	2515A1 4Y 4 / US2515A14Y40
†Subject to postponement in the event of a market disruption event and as described under “Description of Securities – Postponement of Review Dates" in the accompanying product supplement.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the underlying supplement No. 1 dated September 29, 2009, product supplement AE dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement AE dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200220/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date, assuming an Initial Index Level of 1,320.00, as shown under the column “Index Level at Review Date.” The table below is based on the following assumptions:

•
The call premiums used to calculate the call price applicable to the first, second and final Review Dates are 9.00%, 13.50% and 18.00% respectively, regardless of the appreciation of the Index, which may be significant; the actual call premiums will be determined on the pricing date;

•	The Call Level for each Review Date is equal to the Initial Index Level; and

•	Payment on any Review Date assumes that each Index closing level on all earlier Review Dates was not greater than or equal to the Review Date’s applicable Call Level.

There will be only one payment on the notes, whether at maturity or upon an Automatic Call. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made on the corresponding Call Settlement Date. The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Index Closing Level on each Review Date. Numbers in the table and the examples below have been rounded for ease of analysis.

Index Level at Review Date	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Review Date*	Total Return at Second Review Date*	Total Return at Final Review Date*
2,376.00	80%	9.00%	13.50%	18.00%
2,244.00	70%	9.00%	13.50%	18.00%
2,112.00	60%	9.00%	13.50%	18.00%
1,980.00	50%	9.00%	13.50%	18.00%
1,848.00	40%	9.00%	13.50%	18.00%
1,716.00	30%	9.00%	13.50%	18.00%
1,584.00	20%	9.00%	13.50%	18.00%
1,452.00	10%	9.00%	13.50%	18.00%
1,320.00	0%	9.00%	13.50%	18.00%
1,318.68	-0.1%	N/A	N/A	0.00%
1,254.00	-5.0%	N/A	N/A	0.00%
1,188.00	-10%	N/A	N/A	0.00%
1,122.00	-15%	N/A	N/A	-5.56%
1,056.00	-20%	N/A	N/A	-11.11%
924.00	-30%	N/A	N/A	-22.22%
792.00	-40%	N/A	N/A	-33.33%
660.00	-50%	N/A	N/A	-44.44%
528.00	-60%	N/A	N/A	-55.56%
396.00	-70%	N/A	N/A	-66.67%
264.00	-80%	N/A	N/A	-77.78%
132.00	-90%	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	-100.00%
*Payable on the corresponding Call Settlement Date.

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases 10.00% from the Initial Index Level of 1,320.00 to an Index closing level of 1,452.00 on the first Review Date. Because the Index closing level on the first Review Date of 1,452.00 is greater than the Call Level of 1,320.00, the notes are automatically called, and the investor receives a single payment of $1,090.00 per $1,000 Face Amount of notes on the corresponding Call Settlement Date. There will be no further payments on the notes.

Example 2: The level of the Index decreases 5.00% from the Initial Index Level of 1,320.00 to an Index closing level of 1,254.00 on the first Review Date. Because the Index closing level on the first Review Date of 1,254.00 is less than the Call Level of 1,320.00, the notes are not automatically called.

Example 3: The level of the Index decreases from the Initial Index Level of 1,320.00 to an Index closing level of 1,056.00 on the first Review Date, 1,122.00 on the second Review Date and 1,320.00 on the final Review Date. Because (a) the Index closing levels of 1,056.00 on the first Review Date and 1,122.00 on the second Review Date were less than their applicable Call Levels, and (b) the Index closing level on the final Review Date of 1,320.00 was equal to its applicable Call Level, the notes are called on the final Review Date, and the investor receives a single payment of $1,180.00 per $1,000 Face Amount of notes on the corresponding Call Settlement Date.

Example 4: The level of the Index decreases from the Initial Index Level of 1,320.00 to an Index closing level of 1,056.00 on the first Review Date, 1,122.00 on the second Review Date and 1,188.00 on the final Review Date. Because (a) the Index closing levels on first Review Date, second Review Date and final Review Date of 1,056.00, 1,122.00 and 1,188.00, respectively, were each less than their applicable Call Levels, the notes are not called, and (b) the Ending Index Level has not declined by more than 10.00% from the Initial Index Level, the Payment at Maturity is $1,000 per $1,000 Face Amount of notes.

Example 5: The level of the Index decreases from the Initial Index Level of 1,320.00 to an Index closing level of 1,056.00 on the first Review Date, 1,122.00 on the second Review Date and 1,056.00 on the final Review Date. Because (a) the Index closing levels on first Review Date, second Review Date and final Review Date of 1,056.00, 1,122.00 and 1,056.00, respectively, were each less than their respective Call Levels, the notes are not called, and (b) the Ending Index Level has declined by more than 10.00% from the Initial Index Level, the investor will receive a payment that is less than $1,000 for each $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

•
STEP-UP APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) 9.00%* x $1,000 if called on the first Review Date; (ii) 13.50%* x $1,000 if called on the second Review Date or (iii) 18.00%* x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an Automatic Call or at maturity, is subject to our ability to pay our obligations as they become due.

* The actual call premiums applicable to the Review Dates above will be determined on the pricing date but will not be less than 9.00%, 13.50% and 18.00% respectively.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE — While the original term of the notes is just over two years, the notes will be called before maturity if the Index closing level is at or above the applicable Call Level on any Review Date, and you will be entitled to receive the applicable payment corresponding to that Review Date on the corresponding Call Settlement Date, as set forth on the cover of this term sheet.

•
LIMITED PROTECTION AGAINST LOSS — If the notes are not called and the Ending Index Level declines by an amount less than or equal to 10.00% from the Initial Index Level, you will be entitled to receive the full Face Amount of your notes at maturity. If the Ending Index Level has declined by more than 10.00% from the Initial Index Level, for every 1% that the Index has declined by more than 10.00% from the Initial Index Level, you will lose an amount equal to 1.1111% of the Face Amount of your notes.

•
RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the notes, which may be positive, zero or negative, is linked to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement no. 1 dated September 29, 2009.

•
TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange (including a call), and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided.  Individuals who purchase the notes should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement for review notes.

•
YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT — If the notes are not called and the Ending Index Level has declined by more than 10.00% from the Initial Index Level, you will lose 1.1111% of your Face Amount for every 1.00% decline in the Ending Index Level from the Initial Index Level below the 10.00% Buffer.

•
LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significantly greater than the applicable call premium. Because the Index closing level at various times during the term of the notes could be higher than the Index closing levels on the Review Dates, you may receive a lower payment upon an Automatic Call or at maturity, as the case may be, than you would if you had invested directly in the Index.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity or payment upon an Automatic Call, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity or payment upon an Automatic Call owed to you under the terms of the notes.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

•	THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the S&P 500® Index would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Review Date or at maturity described in this term sheet is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time remaining to maturity of the notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date or the Review Dates could adversely affect the value of the Index and, as a result, could decrease the possibility of your notes being automatically called or the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing levels from March 4, 2001 through March 4, 2011. The Index closing level on March 4, 2011 was 1,321.15. We obtained the Index closing levels below from Bloomberg and we have not participated in the preparation of, or verified, such information. The price source for determining the Ending Index Level will be the Bloomberg page “S&P 500® Index” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

 Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC. will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $15.00 per $1,000 Face Amount of notes.